SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2009. The audited consolidated financial statements for the years ended December 31, 2009 and December 31, 2008 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•  Petrobras’ financial condition and results of operations;

•  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•  our ability to transfer our financing costs to Petrobras.

We earn income from:

•  sales of crude oil and oil products to Petrobras;

•  sales of crude oil and oil products to third parties and affiliates; and

•  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

•  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•  selling, general and administrative expenses; and

•  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due. We also purchase crude oil and oil products from Petrobras for sale outside Brazil. Additionally, we sell and purchase crude oil and oil products to and from third parties and related parties, mainly outside Brazil.

Results of Operations for the Year Ended December 31, 2009, Compared to the Year Ended December 31, 2008.

Net Income (Loss)

We had net income of U.S.$487 million in 2009 compared to a loss of U.S.$772 million in 2008.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services decreased 32.0% to U.S.$28,850 million in 2009 compared to U.S.$42,443 million in 2008. This decrease was primarily due to lower sales prices resulting from a 37% decrease in the average price of Brent crude oil, to U.S.$61 per barrel in 2009 compared to U.S.$97 per barrel in 2008. This decrease was partially offset by a 11% increase in our sales volume, primarily due to increased sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales decreased 34.1% to U.S.$27,825 million in 2009 compared to U.S.$42,231million in 2008. This decrease was proportional to the decrease in sales of crude oil and oil products and services and was primarily due to the same reasons, and also to lower average inventory price formation for oil and oil products acquired during periods of low international prices.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses decreased 25.6% to U.S.$418 million in 2009 compared to U.S.$562 million in 2008. Shipping costs decreased 36.1% to U.S.$289 million in 2009 compared to U.S.$452 million in 2008, primarily due to lower international freight prices.

Other Operating Expenses

Our other operating expenses consist primarily of inventory impairment adjustments for our inventory of crude oil and oil products. These expenses decreased 95.0% to U.S.$29 million in 2009 compared to U.S.$577 million in 2008, due to a reduction in the value of our inventory resulting from lower international oil prices.

2

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income decreased 14.1% to U.S.$1,997 million in 2009 compared to U.S.$2,325 million in 2008. This decrease was primarily due to decreased derivative income for exchange traded contracts resulting from volatility in average international oil prices. This decrease was partially offset by an increase in marketable securities income.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense decreased 3.7% to U.S.$2,090 million in 2009 compared to U.S.$2,170 million in 2008. This decrease was primarily due to decreased inter-company loans from Petrobras and was partially offset by an increase in interest expenses relating to issuances of Global notes and lines of credit in 2009.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2009, we had cash and cash equivalents of U.S.$953 million compared to U.S.$288 million at December 31, 2008. Our operating activities provided net cash of U.S.$9,397 million in 2009 compared to using net cash of U.S.$9,149 million in 2008, primarily due to higher receivables from related parties in 2009.

Our investing activities used net cash of U.S.$486 million in 2009 compared to providing net cash of U.S.$26 million in 2008, primarily as a result of an increase in the amount of loans to related parties and our investments in marketable securities held by a fund that includes investments in tittles of Petrobras’ special purposes companies.

Our financing activities used net cash of U.S.$8,245 million in 2009 compared to providing net cash of U.S.$8,736 million in 2008, primarily due to payments of notes payable to Petrobras with the proceeds from lines of credit and issuances of Global notes.

Accounts Receivable

Accounts receivable from related parties decreased 33.8% to U.S.$15,986 million at December 31, 2009, from U.S.$24,155 million at December 31, 2008, primarily due to lower sales prices resulting from a decrease in average Brent crude oil prices.

3

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit, loans from financing institutions and sale of right to future receivables. At December 31, 2009, we had borrowed U.S.$1,892 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit compared to U.S.$143 million borrowed at December 31, 2008. At December 31, 2009, we had fully utilized all of our available lines of credit specifically designated for purchase of imported crude oil and oil products.

Our notes payable to related parties consist of notes payable to Petrobras, which decreased 69.0% to U.S.$7,862 million at December 31, 2009, from U.S.$25,353 million at December 31, 2008, as a result of the application of the proceeds from our financing activities.

Our Long-Term Borrowings

At December 31, 2009, we had long-term borrowings outstanding in financing institutions of:

•  U.S.$1,396 million (U.S.$1,820 million current portion) in long-term lines of credit due between 2010 and 2017 compared to U.S.$631 million at December 31, 2008. During 2009, we borrowed an aggregate amount of U.S.$5,600 million under lines of credit and prepaid U.S.$4,500 million of these bridge loans with proceeds from the issuances of Global notes. The loans will mature until 2012 and bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. At December 31, 2009, we had utilized all of our available funds from lines of credit to purchase crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras’ crude oil and oil products exports; and

•  U.S.$286 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At December 31, 2009, we also had outstanding:

•  U.S.$235 million in Senior notes due 2011, bearing interest at the rate of 9.75%;

•  U.S.$264 million (U.S.$68 million current portion) in connection with Petrobras’ exports prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interest at the rate of 3.748%;

•  U.S.$10,710 million in Global notes, consisting of U.S.$374 million of Global notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global notes due October 2016 that bear interest at the rate of 6.125% per year; U.S.$1,750 million of Global notes due March 2018 that bear interest at the rate of 5.875% per year; U.S.$2,750 million in Global notes due March 2019 that bear interest at the rate of 7.875% per year; U.S.$2,500 million in Global notes due January 2020 that bear interest at the rate of 5.75% per year; and U.S.$1,500 million in Global notes due January 2040 that bear interest at the rate of 6.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans; and to repay the bridge loans incurred at the beginning of this year; and

•  U.S.$378 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

4

Our outstanding position at December 31, 2009 in irrevocable letters of credit was U.S.$556 million compared to U.S.$628 million at December 31, 2008, supporting crude oil and oil products imports and services. At December 31, 2009, we had standby committed facilities available in the amount of U.S.$519 million, which are not committed to any specific use. We have not drawn down amounts under these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amout of U.S.$40 million to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per year over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

The following table sets forth the sources of our current and long-term debt at December 31, 2009 and December 31, 2008:

CURRENT AND LONG-TERM DEBT

	December 31, 2009		December 31, 2008

		(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$1,892	U.S.$1,682	U.S.$143	U.S.$989
Senior notes	11	235	11	235
Sale of right to future receivables	70	414	70	482
Assets related to export prepayment
to be offset against sale of right to
future receivables	-	(150)	-	(150)
Global notes	182	10,710	76	3,941
Japanese yen bonds	2	378	2	386

	U.S.$2,157	U.S.$13,269	U.S.$302	U.S.$5,883

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2009:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Principal Amount
Notes	(in millions of U.S. dollars)

9.750% Senior notes due 2011	235
3.748% Senior trust certificates due 2013 (2)	88
6.436% Senior trust certificates due 2015 (2)	244
9.125% Global notes due 2013	374
7.750% Global notes due 2014	398
6.125% Global notes due 2016	899
8.375% Global notes due 2018	577
5.875% Global notes due 2018	1,750
7.875% Global notes due 2019	2,750
5.75% Global notes due 2020	2,500
6.875% Global notes due 2040	1,500
2.15% Japanese yen bonds due 2016 (3)	378

Total	U.S.$11,693

5

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a standby purchase agreement or a guaranty.

(1) Does not include Junior trust certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior trust certificates.
(2) Issued in connection with Petrobras’ exports prepayment program.
(3) Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Off Balance Sheet Arrangements

At December 31, 2009, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009 and the period in which the contractual obligations come due.

	Payments due by period
	(in millions of U.S. dollars)

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt	13,744	475	1,654	1,163	10,452
Purchase obligations - Long-term	3,750	2,656	360	440	294
Operating leases	11	1	3	4	3

Total	17,505	3,132	2,017	1,607	10,749

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements
Years ended December 31, 2009, 2008 and 2007
together with Report of Independent Registered Public
Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petrobras International Finance Company - PifCo and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 24, 2010, included herein.

Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
March 24, 2010	March 24, 2010

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company

We have audited the accompanying consolidated balance sheets of Petrobras International Finance Company and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 24, 2010

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2009 and 2008
(In thousand of U.S. dollars)

Assets	2009	2008

Current assets
Cash and cash equivalents (Note 3)	953,157	287,694
Marketable securities (Note 4)	2,546,811	2,598,764
Trade accounts receivable
Related parties (Note 5)	15,986,051	24,155,075
Other	553,081	489,799
Notes receivable - related parties (Note 5)	1,213,155	1,152,627
Inventories (Note 6)	1,223,267	1,137,179
Export prepayments - related parties (Note 5)	382,827	415,843
Restricted deposits for guarantees and other (Note 5 and 7)	127,401	146,038

	22,985,750	30,383,019

Property and equipment	2,012	2,143

Investments in non-consolidated company (Note 1)	13	3

Other assets
Marketable securities (Note 4)	2,490,325	1,999,760
Notes receivable - related parties (Note 5)	421,962	412,127
Export prepayment - related parties (Note 5)	263,480	331,450
Restricted deposits for guarantees and prepaid expenses (Note 7)	201,188	174,299

	3,376,955	2,917,636

Total assets	26,364,730	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2009 and 2008
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2009	2008

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,684,855	1,712,070
Other	1,436,399	635,977
Notes payable - related parties (Note 5)	7,862,042	25,352,728
Short-term financing (Note 8)	1,482,820	-
Current portion of long-term debt (Note 8)	474,608	197,769
Accrued interests (Note 8)	199,469	103,930
Other current liabilities (Note 5)	34,555	9,746

	13,174,748	28,012,220

Long-term liabilities
Long-term debt (Note 8)	13,268,959	5,883,376

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(632,755)	(1,120,147)
Other comprehensive income
Loss on cash flow hedge	(12,666)	(39,092)

	(78,977)	(592,795)

Total liabilities and stockholder’s deficit	26,364,730	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,

	2009	2008	2007

Sales of crude oil, oil products and services
Related parties (Note 5)	15,728,847	23,797,304	14,679,385
Other	13,121,152	18,645,503	12,052,646

	28,849,999	42,442,807	26,732,031

Cost of sales
Related parties (Note 5)	(11,899,415)	(14,431,172)	(8,874,800)
Other	(15,926,001)	(27,799,952)	(17,435,987)
Selling, general and administrative expenses
Related parties (Note 5)	(197,315)	(341,668)	(182,424)
Other	(220,537)	(220,527)	(112,257)
Other operating expenses (Note 9)	(29,320)	(577,128)	-

	(28,272,588)	(43,370,447)	(26,605,468)

Operating income/(loss)	577,411	(927,640)	126,563

Equity in results of non-consolidated company	(10)	(2)	-

Financial income
Related parties (Note 5)	1,415,010	1,655,709	1,697,955
Derivatives on sales and financial transactions
Related parties (Note 5)	54,398	1,822	8,027
Other (Note 12)	213,683	500,088	56,312
Financial investments	296,096	145,371	280,379
Other	18,283	21,892	27,264

	1,997,470	2,324,882	2,069,937

Financial expense
Related parties (Note 5)	(936,828)	(1,322,342)	(1,588,246)
Derivatives on sales and financial transactions
Related parties (Note 5)	(27,837)	(30,719)	-
Other (Note 12)	(373,899)	(384,908)	(148,356)
Financing	(657,407)	(413,305)	(406,303)
Expense on extinguishment of debt (Note 8)	(50,408)	-	-
Other	(43,703)	(18,786)	(25,013)

	(2,090,082)	(2,170,060)	(2,167,918)

Financial, net	(92,612)	154,822	(97,981)

Exchange variation, net	400	(2,836)	(24)

Other income, net	2,203	3,058	412

Net income/(loss) for the year	487,392	(772,598)	28,970

Net income/(loss) per share for the year - US$	1.62	(2.57)	0.10

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars)

	Years ended December 31,

	2009	2008	2007

Common stock
Balance at January 1	300,050	300,050	300,050
Capital increase	-	-	-

Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	266,394	53,926	53,926
Transfer to capital	-	212,468	-

Balance at end of year	266,394	266,394	53,926

Accumulated deficit
Balance at January 1	(1,120,147)	(347,549)	(376,519)
Net income/(loss) for the year	487,392	(772,598)	28,970

Balance at end of year	(632,755)	(1,120,147)	(347,549)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(39,092)	(9,424)	(2,207)
Change in the year	26,426	(29,668)	(7,217)

Balance at end of year	(12,666)	(39,092)	(9,424)

Total stockholder’s deficit	(78,977)	(592,795)	(2,997)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars)

	Years ended December 31,

	2009	2008	2007

Cash flows from operating activities
Net income/(loss) for the year	487,392	(772,598)	28,970
Adjustments to reconcile net income(loss) to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt
amortization	76,434	2,993	7,909
Loss on inventory	(144,548)	144,866	-
Equity in results of non-consolidated company	10	2	-
Decrease (increase) in assets
Trade accounts receivable
Related parties	8,169,024	(9,228,606)	(4,475,358)
Other	(63,311)	412,006	(66,892)
Export prepayments - related parties	100,986	36,128	(251,256)
Other assets	(31,430)	930	(903,409)
Increase in liabilities
Trade accounts payable
Related parties	(27,215)	625,591	543,631
Other	800,422	(544,978)	58,969
Other liabilities	29,495	174,570	(152,547)

Net cash provided by/(used in) operating activities	9,397,259	(9,149,096)	(5,209,983)

Cash flows from investing activities
Marketable securities, net	(438,612)	(465,902)	(2,335,756)
Notes receivable - related parties, net	(47,155)	493,024	(3,608,351)
Property and equipment	(581)	(1,612)	(904)
Investments in non-consolidated company	(20)	(5)	-

Net cash (used in)/provided by investing activities	(486,368)	25,505	(5,945,011)

Cash flows from financing activities
Short-term financing, net issuance and repayments	1,482,820	(5,201)	(143,246)
Proceeds from issuance of long-term debt	12,350,000	836,815	1,737,162
Principal payments of long-term debt	(4,697,769)	(722,060)	(1,557,783)
Short-term loans - related parties, net	(17,380,479)	8,626,816	18,630,887
Principal payments of long-term loans - related parties	-	-	(7,347,923)

Net cash (used in)/provided by financing activities	(8,245,428)	8,736,370	11,319,097

Increase/(Decrease) in cash and cash equivalents	665,463	(387,221)	164,103
Cash and cash equivalents at beginning of the year	287,694	674,915	510,812

Cash and cash equivalents at end of the year	953,157	287,694	674,915

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,658,154	1,517,259	2,096,165
Income taxes	3,932	1,977	1,089
Cash received during the year for interest	101,678	176,903	730,325

Non-cash investing and financing transactions
Capital contribution due to acquisition and sale of
Platform P-37 through loans	-	212,468	-
Transfer to Brasoil of notes receivable and payable	-	8,231,299	-
Payment of accounts payable through loans from Petrobras	-	600,000	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
(In thousand of U.S. dollars)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

PifCo purchases crude oil and oil products from third parties and sells them at a premium to Petrobras on a deferred payment basis. PifCo also purchases crude oil and oil products from Petrobras and sells them outside Brazil. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, the Company sells oil and oil products to and from third parties and related parties mainly outside Brazil. Commercial operations are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to December 31, 2009, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission on March 24, 2010. Refer to Note 2 (o) for discussion of Codification Topic 855, Subsequent Events.

(a) Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(c) Marketable securities

Marketable securities have been classified by the Company as available for sale, held to maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available for sale securities are marked-to-market through other comprehensive income, and held to maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(d) Trade accounts receivable

Trade accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e) Notes receivable

Notes receivable bear interest rates, are stated at estimated realizable values and relate to loans executed between the Company and subsidiaries of Petrobras.

(f) Inventories

Inventories are stated at the lower of weighted average cost or net realizable market value.

(g) Restricted deposit and guarantees

Restricted deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(h) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 67,730 and US$ 40,608 as of December 31, 2009 and 2008, respectively.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(i) Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k) Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income is classified within accounts receivable.

(l) Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 - Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principal commercial transactions of the Company consist of:

Imports - the Company buys from suppliers outside Brazil (mainly from third-parties) and sells to Petrobras and its Brazilian subsidiaries.

Exports - the Company buys from Petrobras and sells to customers outside Brazil.

Off-shore - the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(m)Accounting for derivatives and hedging activities

The Company applies Codification Topic 815 - Derivatives and Hedging, together with its amendments and interpretations, referred to collectively herein as “ASC Topic 815”. These rules require that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. ASC Topic 815 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expense”.

The Company may also use non-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expense”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of operations.

(n) Recently issued accounting pronouncements

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(n) Recently issued accounting pronouncements (Continued)

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

(o) Recently adopted accounting pronouncements

Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative.

Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. PifCo adopted this Update effective July 1, 2009.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(o) Recently adopted accounting pronouncements (Continued)

Fair Value Measurements

Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into ASC Topic 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 12 of these financial statements.

Subsequent Events

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events”. This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 2 for the Topic 855 related disclosure for the quarter ended December 31, 2009.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

3. Cash and Cash Equivalents

	2009	2008

Cash and banks	1,445	92,857
Time deposits and short-term investment	951,712	194,837

	953,157	287,694

4. Marketable Securities

				Total

			Interest rate
	Security (ii)	Maturity	per annum	2009 (i)	2008 (i)

Available for Sale (iii)	Clep	2014	8%	817,896	759,319
Available for Sale (iii)	Marlim	2008-2011	7.4% + IGPM(*)	366,246	258,046
Held to Maturity	Charter	2009	4%	908,491	884,311
Held to Maturity	NTS	2009-2014	1.26%/4.19%	601,845	595,013
Held to Maturity	NTN	2009-2014	1.26%/2.69%/4.19%	631,499	533,426
Held to Maturity	Mexilhão	2009	4.56%	471,081	443,878
Held to Maturity	Gasene	2009	0.88%/0.93%/2.28%	382,424	332,512
Held to Maturity	PDET	2019	2.51%	359,576	355,984
Held to Maturity	TUM	2010	0.88% up to 3.98%	498,078	436,035

				5,037,136	4,598,524
Less: Current balances				(2,546,811)	(2,598,764)

				2,490,325	1,999,760

(*) IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i) Balances include interest and principal.

(ii) Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii) Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

5. Related Parties

		Petrobras International
	Petróleo Brasileiro	Braspetro B.V. - PIB BV	Downstream Participações
	S.A. -Petrobras	and its subsidiaries	S.A.and its subsidiaries	Other	2009	2008

Current assets
Marketable securities (iv)	-	-	-	2,546,811	2,546,811	2,598,764
Accounts receivable, principally for sales (i)	15,753,754	157,307	74,808	182	15,986,051	24,155,075
Notes receivable	-	1,205,499	-	7,656	1,213,155	1,152,627
Export prepayment	69,716	-	-	313,111	382,827	415,843
Other	-	3,994	-	-	3,994	1,822

Investments in non-consolidated company	-	-	-	13	13	3

Other assets
Marketable securities (iv)	-	-	-	2,490,325	2,490,325	1,999,760
Notes receivable	-	421,962	-	-	421,962	412,127
Export prepayment	263,480	-	-	-	263,480	331,450

Current liabilities
Trade accounts payable	1,363,311	216,081	19,925	85,538	1,684,855	1,712,070
Notes payable (ii)	7,862,042	-	-	-	7,862,042	25,352,728
Other	-	2,768	-	-	2,768	235

Statement of operations							2007

Sales of crude oil and oil products and services	10,139,103	3,401,222	2,079,864	108,658	15,728,847	23,797,304	14,679,385
Purchases (iii)	(9,175,901)	(2,180,018)	(515,530)	(27,966)	(11,899,415)	(14,431,172)	(8,874,800)
Selling, general and administrative expenses	(134,589)	(62,503)	(214)	(9)	(197,315)	(341,668)	(182,424)
Equity in results of non-consolidated company	-	-	-	(10)	(10)	(2)	-
Financial income	1,300,749	131,868	29,871	6,920	1,469,408	1,657,531	1,699,307
Financial expense	(936,821)	(27,840)	(4)	-	(964,665)	(1,353,061)	(1,588,246)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the parent company, Petróleo Brasileiro S.A. - Petrobras.

(i) Accounts receivable from related parties consider mainly crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii) Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras, with annual interest rate is 3.58% .

(iii) Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv) See Note (4).

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

6. Inventories

	2009	2008

Crude oil	847,901	733,161
Oil products and other	345,732	316,089
Ethanol	29,634	15,738
LNG	-	72,191

	1,223,267	1,137,179

Inventories are stated at the lower of cost or net realizable market value. At December 31, 2009 and 2008 the inventories were reduced in US$ 318 and US$ 144,866 (see Note 9), respectively, due to declines in international oil prices, which have been classified as other operating expenses in the statement of operations. The Company adopted the net realizable value for inventories impairment purposes.

7. Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 38,250 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8. Financing

	Current		Long-term

	2009	2008	2009	2008

Financial institutions (i) (ii)	1,891,662	142,599	1,682,543	989,181
Senior notes	11,099	11,099	235,350	235,350
Sale of right to future receivables	70,347	69,657	413,480	481,450
Assets related to export prepayment to be offset against
sale of right to future receivables	-	-	(150,000)	(150,000)
Global notes (iii)	181,656	76,165	10,709,621	3,941,135
Japanese yen bonds	2,133	2,179	377,965	386,260

	2,156,897	301,699	13,268,959	5,883,376

Financing	1,482,820	-	13,268,959	5,883,376
Current portion of long-term debt	474,608	197,769	-	-
Accrued interests	199,469	103,930	-	-

	2,156,897	301,699	13,268,959	5,883,376

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing (Continued)

(i)	The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, and with interest rates ranging from 0.91% to 4.13% at December 31, 2009.

At December 28, 2009, PifCo borrowed an amount of US$ 1,500,000 under a line of credit with Santander. The loan will mature in 2010 and bears interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence.

At December 31, 2009 and 2008, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

At December 31, 2009 and 2008, the Company’s long-term debt was US$ 13,268,959 and US$ 5,883,376, respectively, and had estimated fair values of approximately US$ 14,445,600 and US$ 5,915,000, respectively.

The main long-term funding carried out during 2009 is shown in the following table:

Date	Amount	Maturity	Description

February/2009 (iii)	1,500,000	2019	Global notes - coupon of 7.875%

July and September/2009 (ii)	1,100,000	Until 2012	Lines of credit - Libor plus market spread. During 2009 PifCo borrowed US$ 4,500,000 and prepaid an equal amount, incurring in expenses of extinguishment of debt of US$ 50,408.

July/2009 (iii)	1,250,000	2019	Global notes - coupon of 7.875%

October/2009 (iii)	4,000,000	2020 and 2040	Global notes in the amount of US$ 2,500,000 and US$ 1,500,000, with coupon of 5.75% and 6.875%, respectively.

	7,850,000

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing (Continued)

The proceeds from Global notes were used for general corporate purposes and repay of the bridge loans incurred at the beginning of this year, in accordance with the 2009-2013 Petrobras Business Plan.

Long-term financing - Additional information

a) Long-term debt interest rates

					Payment period

	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Senior notes
Senior notes	January, 2002	2011	9.750%	235,350	semiannually	bullet

				235,350

Sale of right to future
receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000

Assets related to export
prepayment to be offset
against sale of right to
future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet

				(150,000)

				-

Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	63,760	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	199,720	quarterly	quarterly

				263,480

Japanese yen bonds	September, 2006	2016	2.150%	377,965	semiannually	bullet

				377,965

Global notes
Global notes	July, 2003	2013	9.125%	377,724	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	854,972	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,739,529	semiannually	bullet
	February and July
Global notes	2009	2019	7.875%	2,807,917	semiannually	bullet
Global notes	October, 2009	2020	5.75%	2,477,865	semiannually	bullet
Global notes	October, 2009	2040	6.875%	1,476,969	semiannually	bullet

				10,709,621

Financial institutions	from 2004	up to 2017	from 2.02% to 4.13%	1,682,543	various	various

				1,682,543

				13,268,959

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing (Continued)

Long-term financing - Additional information (Continued)

b) Long-term debt maturity dates:

2011	392,028
2012	1,261,798
2013	537,062
2014	553,874
2015	72,200
Thereafter	10,451,997

13,268,959

9. Other Operating Expenses

The Company recognized a loss of US$ 29,320 and US$ 577,128 due to a reduction in the value of the inventory for the year ended December 31, 2009 and 2008, respectively, resulting from lower international oil prices.

10. Stockholder's Deficit

Capital

The subscribed capital at December 31, 2009 and 2008 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

11. Commitments and Contingencies

(a) Oil purchase contract

In an effort to ensure procurement of crude oil and oil products for the Company's customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2017, which collectively obligate it to purchase a minimum of approximately 172,188 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11. Commitments and Contingencies (Continued)

(b) Purchase option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case PNBV exercises the Put Option, upon the occurrence of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to Platform P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case PNBV exercises the Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans agreement

The Company’s outstanding position at December 31, 2009 in irrevocable letters of credit was US$ 556,162, as compared to US$ 627,946 at December 31, 2008, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 518,500, (US$ 546,270 at December 31, 2008) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amount of US$ 40,000 to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per annum over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

The commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using marked-to-market accounting, in the period of change.

As of December 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

	Notional amount in thousands of bbl*
Commodity Contracts

Maturity 2010	2009	2008

Futures and Forwards contracts
Crude oil and oil Products	(3.447)	(2.704)

* A negative notional amount represents a short position.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the U.S. dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

As of December 31, 2009, the Company had entered into the following cross currency swap:

Cross Currency Swaps

		Notional Amount
Maturing in 2016%		in thousand (JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2009, the over the counter foreign exchange derivative contract, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 22,101.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2009.

	December 31, 2009				December 31, 2008

	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives

	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as
hedging instruments under
Codification Topic 815
Foreign exchange contracts
Cross currency swap	Other current assets	64,819		-	Other current assets	47,278		-

Derivatives not designated as hedging instruments under Codification Topic 815

Commodity contracts	Other current assets	23,143	Other current liabilities	22,997	Other current assets	38,513	Other current liabilities	1,101

Total Derivatives		87,962		22,997		85,791		1,101

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain Recognized in income on derivative (Innefective Portion and Amount Excluded from Effectiveness Testing

Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	2009	2008	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (effective portion)	2009	2008	2009	2008

Foreign exchange contracts	8,286	(20,072)	Hedge on sales and financial transactions, net	18,140	(9,596)	760	350

		Amount of Gain or (Loss) Recognized in Income on Derivative

Derivatives Not Designated as	Location of Gain or
Hedging Instruments under	(Loss) Recognized in
Codification Topic 815	Income on Derivative	2009	2008

Commodity contracts	Financial income	267,321	501,560
	Financial expense	(401,736)	(415,627)

Total		(134,415)	85,933

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2009 and 2008.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 263,480 and US$ 331,450 at December 31, 2009 and 2008, and had fair values of US$ 270,500 and US$ 335,100, respectively.

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

The Company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2009, was:

			December 31,
	Level 1	Level 2	2009

Assets
Marketable securities - available for sale	1,184,142		1,184,142
Derivatives	23,143	64,819	87,962

Liability
Derivatives	22,997		22,997

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur .. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.